Mail Stop 03-05

June 20, 2005

Mr. Robert F.X. Sillerman
Chief Executive Officer and President
CKX, Inc.
650 Madison Ave.
New York, New York 10022

Re: CKX, Inc.
Proposed Responses to SEC Comments to Amendment No. 2 to Registration
Statement on Form S-1 (submitted to the SEC via fax on 6/20/05)
File No. 333-123995

Dear Mr. Sillerman

    We have reviewed selected portions of your filing and have the following
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

    The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects and welcome any questions you may
have about our comments or on any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Director Compensation, page 91

1. We note your response to our prior comment number 9 but do not concur with your
   conclusion that because the stock grants to Mr. Langer and Mr. Harnick are
   contingent on the closing of the offering, and will be recognized over five years, no
   disclosure in MD&A is required at this time since this item is not material. As
   requested in our prior comment, please disclose in MD&A the number of restricted
   shares that will be issued in connection with your planned offering and disclose the
   amount of expense that you expect to recognize upon completion of the offering
   and in future periods.

Note 3 – Capital Structure, page F-10
The Presley Acquisition (Predecessor), page F-11

2. We note your response to prior comment number 11. Please expand your disclosure to explain why the fair value of the Series B Convertible Preferred Stock is equivalent to the stated value of $15.30 per share. Also, explain in your notes the reason(s) why the fair value of Series B Convertible Preferred Stock is significantly higher than the value of common shares issued on the same date.

Note 6 – Acquisitions, page F-15

3. Please revise Note 6 to disclose the factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in connection with the Presley Business and 19 Entertainment acquisitions.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or me at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

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        Alan Annex
        Fax: 212.801.6400